SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer ID (CNPJ/ME): 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”) informs its shareholders and the market in general, and in furtherance of the material fact notice disclosed on April 28, 2021, that was submitted, on this date, a request for registration of a primary offering / distribution of common shares issued by CSN Cimentos S.A. (“CSN Cimentos”), a subsidiary of the Company, to be held in Brazil, on an unorganized over-the-counter market, pursuant to Law No. 6,385, dated December 7, 1976, as amended, and the Brazilian Securities and exchange Commission (“CVM”) Instruction 400, dated December 29, 2003, as amended (“CVM Instruction 400”), as well as the ANBIMA Code of Regulation and Best Practices for Structuring, Coordination and Distribution of Public Offers for Securities and Public Offers for the Acquisition of Securities and other applicable legal and regulatory provisions, under the coordination of financial institutions that are part of the securities distribution system, including efforts to place common shares issued by CSN Cimen abroad (“Offer”).

The Offer was approved by the Extraordinary Shareholders' Meeting and by the Board of Director’s meeting, both held on May 14, 2021, together with the submission of the application for membership of CSN Cimentos to the special Level 2 listing segment (“Level 2”) of B3 S.A. - Brasil, Bolsa, Balcão (“B3”).

The other terms and conditions of the Offer will be fixed in due course, including (i) the number of common shares issued by CSN Cimentos which are the object of the Offer; and (ii) the price per common share issued by CSN Cimentos within the scope of the Offer, as may be agreed on the pricing date of the Offer, after determining the result of the investment intentions collection procedure with institutional investors, to be carried out in Brazil and abroad, in accordance with the article 23, paragraph 1, and article 44 of CVM Instruction 400 (bookbuilding procedure).

The offering is subject to, among other factors, Brazilian and international market conditions, registration approval by the CVM and listing approval by the B3 and the admission of the common shares issued by CSN Cimentos to trading on Level 2.

The Company will keep its shareholders and the market informed of any relevant updates in relation to the matters dealt with here through its usual channels for the disclosure of periodic and occasional information, namely, the CVM website (www.cvm.gov.br), B3 (www.b3.com.br) and the Company (http://ri.csn.com.br/).

This material fact notice is disclosed for informative purposes only, under the terms of the legislation and regulations in force, and shall not, in any circumstances, be considered and/or interpreted as an investment recommendation. This material fact notice does not constitute an offer to sell or the solicitation of an offer to buy any securities in Brazil, The United States of America or any other jurisdiction.

São Paulo, May 17, 2021.

Marcelo Cunha Ribeiro

Executive Director and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.